UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-10961

QUIDEL CORPORATION

(Exact name of registrant as specified in its charter)

9975 Summers Ridge Road

San Diego, California 92121

(858) 552-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

* On May 27, 2022, pursuant to a Business Combination Agreement entered into as of December 22, 2021, by and among Quidel Corporation (“Quidel”), Ortho Clinical Diagnostics Holdings plc (“Ortho”), Coronado Topco, Inc. (“Topco”), Orca Holdco, Inc., Laguna Merger Sub, Inc. (“U.S. Merger Sub”) and Orca Holdco 2, Inc., Quidel and Ortho consummated a business combination (the “Combinations”) by way of (i) a scheme of arrangement undertaken by Ortho under Part 26 of the UK Companies Act 2006 (the “Ortho Scheme”), pursuant to which each issued and outstanding share of Ortho was acquired by a nominee of Topco, such that Ortho became a wholly owned subsidiary of Topco, and (ii) a merger of U.S. Merger Sub with and into Quidel, with Quidel surviving the merger as a wholly owned subsidiary of Topco. The High Court of Justice of England and Wales (the “Court”) sanctioned the Ortho Scheme on May 26, 2022 and a sealed order of the Court was delivered to the Registrar of Companies at Companies House on May 27, 2022. On May 27, 2022, upon the consummation of the Combinations, Topco was renamed QuidelOrtho Corporation (“QuidelOrtho”) and QuidelOrtho assumed Quidel’s listing on the Nasdaq Global Select Market (“Nasdaq”). Pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), QuidelOrtho became the successor issuer to Quidel. On June 6, 2022, Quidel’s common stock was delisted from Nasdaq and was subsequently deregistered under Section 12(b) of the Exchange Act. This Form 15 relates solely to the reporting obligations of Quidel and does not affect the reporting obligations of QuidelOrtho as successor issuer to Quidel.

Pursuant to the requirements of the Exchange Act, Quidel has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2022	By:	/s/ Phillip S. Askim
	Name:	Phillip S. Askim
	Title:	Secretary